SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                     LAW ENFORCEMENT ASSOCIATES CORPORATION

                                (Name of Issuer)


                               COMMON STOCK, $.001
                         (Title of Class of Securities)

                                   519485 10 6

                                 (CUSIP Number)

                  Stephen Fleming, 1065 Avenue of the Americas,
                     21st Floor, New York, New York 10018;
                                 (212) 930-9700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2003

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

          CUSIP No. 519485 10 6                 13D            Page 2 of 4 Pages
--------- ----------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS                                               John H. Carrington
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                     ###-##-####
--------- ----------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) |_|
          (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                          OO
--------- ----------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION                                     United States
--------- ----------------------------------------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                              14,341,020*
                        ----- ---------------------------------------------------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                              0
                        ----- ---------------------------------------------------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                              14,341,020*
                        ----- ---------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER

                              0
                        ----- ---------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          14,341,020*
--------- -----------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES
          |_|
--------- -----------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.81%*
--------- -----------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          IN
--------- -----------------------------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Law Enforcement Associates Corporation, a Nevada Corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Hunter Place, Youngsville, North Carolina 27596.

Item 2. Identity and Background.

     This statement is being filed by Mr. John H. Carrington. Mr. Carrington's principal occupation is Senator for the State of North Carolina. Mr.
Carrington's  business  address  is  at  100  Hunter  Drive  Youngsville,  North
Carolina, 27596, where the principal executive offices of the Issuer are located.

     During the past five years, Mr. Carrington has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Carrington is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     On August 29, 2002, the Issuer issued 1,666,667 shares of common stock to Mr. Carrington in exchange for $50,000. Mr. Carrington also acquired 4,540,725 shares of common stock as per a Stock Purchase Agreement entered with several shareholders of the Issuer, pursuant to which Mr. Carrington acquired the 4,540,725 shares of common stock in exchange for cash consideration in the amount of $115,000.

     Mr. Carrington is also an executive officer, director and majority shareholder of Sirchie Finger Print Laboratories, Inc. ("Sirchie"). Sirchie directly owns 8,333,333 shares of the Issuer's common stock, or 42.85%. Sirchie acquired these shares pursuant to an Agreement for the Exchange of Common Stock entered on December 3, 2001, whereby 8,333,333 shares of common stock of the Issuer were issued to Sirchie in exchange for all the outstanding shares of common stock in Law Enforcement Associates, Inc., a wholly owed subsidiary of Sirchie. Due to Mr. Carrington's position as an executive officer, director and majority shareholder of Sirchie, he is deemed to be the beneficial owner of these shares.

     On December 2, 2003, Mr. Carrington sold 199,704 shares of common stock of the Issuer in the open market for $.23 per share.

Item 4. Purpose of Transaction.

     As described above, Mr. Carrington's acquisition of these shares was part of a purchase from the Issuer and several shareholders of the Issuer.

     Except as describe above, Mr. Carrington does not have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

                                                               Page 4 of 4 Pages


     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     As of December 2, 2003, the aggregate number and percentage of the common stock of the Issuer beneficially owned by Mr. Carrington is 14,341,020 shares, or 71.81%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Carrington and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     None.

* Mr. Carrington's beneficial ownership includes 8,333,333 shares of common stock of the Issuer which are owned by Sirchie Finger Print Laboratories, Inc., of which Mr. Carrington is a majority shareholder, director and officer.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 2, 2003                                         /s/ John H. Carrington
                                                       -------------------------
                                                              John H. Carrington